

BO&NIC

*Superior apparel
for today's
fashionable, active woman.*

BO&NIC

What is BO&NIC?

❖ BO&NIC is a women's sport fashion apparel company based in New York & Portland, OR.

❖ Established 2019

❖ Hallmark of the brand is a 4-way stretch jersey fabric.

❖ Exclusive access to a proprietary print library of over 10,500 print designs.

❖ Approved HSN/QVC Vendor

Visit Us at -- www.boandnic.com



Growth Opportunities

❖ Expanded Golf collection

    ❖ Annual sales of golf equipment, apparel & media is $6 billion in the U.S.

    ❖ 5 million female golfers in the USA

    ❖ 30 million female golfers worldwide

    ❖ Year-round, global sport

❖ Plus Size collection

❖ Ecommerce growth - globally

❖ Global Brand Partnerships

    ❖ ShipSticks

    ❖ Ouul – golf bags

    ❖ Glove-It – golf gloves



The Void in the Market

❖ Existing golf skorts are uncomfortable and lose their shape after a few wears due to an inferior fabric.

❖ Prints look faded and washed out due to the poor fabric quality.

❖ None of the competition including athletic apparel companies such as Nike, Adidas, Athleta to fashion companies such as Tory Burch, Kate Spade and Lily Pulitzer offer a high quality skort.



BO&NIC

BO&NIC's Solution

❖ Use a high-end 4-way stretch jersey fabric with a composition of 18% spandex.

❖ 10% more spandex on average allows Nick's Sports to address key requirements for success

    ❖ Fashion

        ❖ Colorful Prints

    ❖ Comfort

    ❖ Higher quality/durability

    ❖ More figure flattering



BO&NIC

The Competition



Superior Quality
BO&NIC
ATHLETA
FILA
NIKE
UNDER ARMOUR
lululemon
PUMA
adidas
Slazenger
Lilly Pulitzer
jamie sadock
TORY SPORT
Basic
Fashion
Lady Hagen GOLF
TAIL
Callaway
TEK GEAR
JOFIT
nivo
Poor Quality

Why BO&NIC?

❖ **Fashionable** – wear for sport or every day

❖ **Comfort** – 4way stretch jersey w/ spandex

❖ **Flattering** – fit for any occasion

❖ **Functional** – designed for sport

❖ **Protection** – SPF 50

❖ **Effortless** – wrinkle free, machine washable

❖ **Inclusive** – sizes XS to 3XL

❖ **Superior Quality** – lasts 2x as long as the competition

❖ **Made in the USA**





Customer Testimonials

"I LOVE my SKORT. Not only is it comfortable, it is versatile and interchangeable. You can exercise in them, bike ride, wear them to breakfast, lunch and dinner. The best is you can swim in the ocean and even jet ski in them!! Dries in seconds, travels perfectly and great prints."

~Trish, NJ

"I love the skort and am wearing the leopard today!"

~Cheryl, NJ

"So easy to pack!"

~ Deanna, TX

"I love your products"

~ Judy, OH

"...exactly what I am looking for"

~Nancy, MA

"The fabric is so comfortable"

~Jean, CT

". . .in Belize! These clothes are perfect for traveling!!"

~Maryanne,

BO&NIC

Use of Capital

❖ Build Distribution into Specialty Stores & QVC

❖ Enhance website to build direct to consumer channel

❖ Expanded Golf Apparel offering

❖ Add plus size with new designs

❖ Working Capital



BO&NIC

New Leadership Team

❖ **Nicholas Solazzo -- Founder & Designer**
  - ❖ 30 years designing prints for active wear companies such as Nike, Danskin, Adidas, etc.



❖ **Stephanie Conover – Merchandising / Marketing**
  - ❖ E-commerce, Social Media, and Merchandising
  - ❖ 20 years of experience in luxury retail including positions at Saks Fifth Avenue, Valentino, Giorgio Armani, Tory Burch, and Derek Lam.



❖ **Pete Olson – Sales**
  - ❖ Wholesale Distribution
  - ❖ 20 years owning his national golf sales company.



❖ **Scott Brown – CEO**
  - ❖ Business Operations, Sales, Distribution, Logistics, Supply Chain, and Finance
  - ❖ 28 years of experience in international retail, sales, product sourcing/manufacturing, E-commerce, logistics, distribution, consulting, and technology industries at Nike, Inc and Axian, Inc.



❖ **Kristine Lebow – Product Designer/Developer**
  - ❖ Clothing Design
  - ❖ 30 years of design and merchandising experience in athletic apparel and Nike, Inc and Speedo.



BO&NIC

Advisors

❖ **George Brescia**

    ❖ Celebrity stylist

    ❖ Author of *Change Your Clothes, Change Your Life*

❖ **Glenn Smith**

    ❖ President of Portland Venture Group

❖ **Mark Garrison**

    ❖ 30 years of experience in financial services and high technology companies









Why will BO&NIC achieve success?

❖ Our founder, Nick Solazzo, will create exciting fashion forward designs that resonates with both professional & consumer athletic apparel market

❖ Without advertising or marketing our product demand continues to grow. With it, we'll accelerate

❖ New leadership team has years of global fashion & sport apparel industry success and proven execution ability

These are projections and results cannot be guaranteed.

BO&NIC



Thank you for your consideration

Contact Us

Nicholas Solazzo

646-866-4942

nicsolazzo@gmail.com

www.boandnic.com

@boandnic

@bo_and_nic

BO&NIC